UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

PETROBRAS ANNOUNCES FINAL RESULTS OF ITS ANY AND ALL OFFER AND

CONFIRMS TENDER CAP FOR WATERFALL OFFERS

RIO DE JANEIRO, BRAZIL – March 21, 2019 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the final results of the previously announced offer to purchase (the “Offer”) by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), of any and all of its outstanding notes set forth in the table below (the “Notes”).

The Offer was made pursuant to the terms and conditions set forth in the offer to purchase dated March 12, 2019 (the “Offer to Purchase” and, together with the accompanying notice of guaranteed delivery and related letter of transmittal, the “Offer Documents”).

The Offer expired at 5:00 p.m., New York City time, on March 18, 2019 (the “Expiration Date”), and is expected to settle today, March 21, 2019 (the “Settlement Date”). All conditions to the consummation of the Offer were satisfied by the Settlement Date.

The table below sets forth the aggregate principal amount of Notes validly tendered in the Offer or validly delivered through guaranteed delivery procedures, that PGF accepted for purchase, as well as the consideration payable for such Notes.

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)	Consideration(2)	Principal Amount Tendered or Delivered and Accepted

4.375% GLOBAL NOTES DUE MAY 2023	71647N AF6/ US71647NAF69	US$3,117,147,000	US$1,015.00	US$1,471,411,000

(1)	As of the date hereof, including Notes held by Petrobras or its affiliates.
(2)

Per US$1,000 principal amount of Notes. Holders whose Notes are accepted for purchase will be paid accrued and unpaid interest on such Notes from, and including, the last interest payment date for the Notes to, but not including, the Settlement Date

The aggregate amount payable by PGF to holders whose Notes were accepted for purchase, excluding accrued and unpaid interest, is U.S.$1,493,482,165. In addition, the total amount of accrued and unpaid interest payable by PGF in respect of Notes accepted for purchase is U.S.$21,636,894.23.

In connection with the waterfall tender offers announced by PGF concurrently with the Offer, PGF announces that based on the aggregate amount payable by PGF to holders whose Notes were accepted for purchase in the Offer, excluding accrued and unpaid interest, the waterfall tender cap is U.S.$3,006,517,835.

# # #

PGF engaged BNP Paribas Securities Corp., Banco Bradesco BBI S.A., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., and Santander Investment Securities Inc. to act as lead dealer managers with respect to the Offer, and ABN AMRO Securities (USA) LLC, BBVA Securities Inc. and Commerz Markets LLC to act as co-dealer managers with respect to the Offer. Global Bondholder Services Corporation acted as the depositary and information agent for the Offer.

Any questions or requests for assistance regarding the Offer may be directed to BNP Paribas Securities Corp. at + 1 212 841-3059, Banco Bradesco BBI S.A. at +1-646-432-6643, Citigroup Global Markets Inc. (toll free ) at +1 (800) 558-3745 and (collect) at +1(212) 723-6106, Goldman Sachs & Co. LLC at +1 (212) 902-6351 or +1 (800) 828-3182, HSBC Securities (USA) Inc. at +1 (212) 525-5552 and

Santander Investment Securities Inc. (toll-free) at +1 (855) 404-3636 or +1 (212) 940-1442. Requests for additional copies of the Offer to Purchase may be directed to Global Bondholder Services Corporation at +1 (866) 470-3800 (toll-free) or +1 (212) 430-3774. The Offer Documents can be accessed at the following link: http://www.gbsc-usa.com/Petrobras.

None of the Offer Documents has been filed with, and has not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this press release and any other documents or materials relating to Offer is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43(2) of the Order, or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Offer was only available to, and the Offer was engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Offer or any of its contents.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated March 12, 2019, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

	By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager

Date: March 21, 2019